

May 30, 2012

VIA E-Mail
Ms. Lauralee E. Martin
Executive Vice President and Chief Operating and Financial Officer
Jones Lang LaSalle Incorporated
200 East Randolph Drive
Chicago, Illinois 60601

>    **Re:     Jones Lang LaSalle Incorporated**
>    **Form 10-K for the year ended December 31, 2011**
>    **Filed on February 27, 2012**
>    **File No. 001-13145**

Dear Ms. Lauralee E. Martin:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.   In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2011

Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, pages 50 – 57

1.     We note that fluctuations within your results of operations can generally be attributed to improved business conditions and strong growth.   In future periodic filings, for each major product category, please expand to identify the performance indicators or factors utilized by management to assess productivity and if applicable, separately quantify each performance indicator or factor that demonstrates the overall improved business conditions and strong growth of the company.

Financial Statements and Notes

Note 2 – Summary of Significant Accounting Policies

Construction Management Fee, page 71

2.      We note that certain contractual arrangements for services provide for the delivery of multiple services and that you account for these arrangements utilizing guidance outlined in Subtopic 605-25 of the FASB Accounting Standards Codification.   Please revise future periodic filings to disclosure the information outlined in paragraph 605-25-50-2 of the FASB Accounting Standards Codification.

Cash and Cash Equivalents, page 72

3.      We note from disclosures elsewhere in your filing that you do not expect to repatriate your foreign source earnings to the United States and would incur taxes in the United States if repatriated.   Please revise future periodic filings to disclose the amount of cash and short term investments held by foreign subsidiaries.

Note 3 – Business Segments, pages 78 – 80

4.      We note you face restrictions in certain countries that limit or prevent the transfer of funds to other countries or the exchange of the local currency to other currencies.   Please tell us the amount of your restricted net assets and how you complied with the requirements of Rule 5-04 of Regulation S-X for Schedule I.

Note 8 – Income Taxes, pages 91 – 94

5.      We note that international earnings taxed at varying rates are a significant part of your effective tax rate reconciliation.   Please identify for us the countries that you derive international earnings which have very low tax rates.   To the extent international earnings from these countries are material, please revise future periodic filings to disclose this information and discuss the potential impact within your MD&A.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

    • the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Wilson K. Lee at (202) 551-3468 or me at (202) 551-3629 if you have any questions.

Sincerely,

/s/ Kevin Woody

Kevin Woody
Branch Chief